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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                  May 13, 2004



                               LIHIR GOLD LIMITED

                             Level 7, Pacific Place
                      Cnr Champion Parade & Musgrave Street
                         Port Moresby, Papua New Guinea
                     (Address of principal executive office)

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                               [LIHIR GOLD LOGO]
                                   LIHIR GOLD
                                    LIMITED

                        INCORPORATED IN PAPUA NEW GUINEA
                                ARBN 069 803 998


27 April 2004


Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre, Level 6
20 Bridge Street
Sydney NSW 1215

Dear Sirs

RESULTS OF VOTING AT 2004 ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2, I confirm that the resolutions put to shareholders at the company's annual general meeting held in Port Moresby today, were each passed by votes taken on a show of hands. The resolutions related to the following matters:

1.   Re-election of Mr Geoff Loudon as a director.

2.   Re-appointment of Pricewaterhouse Coopers as auditors.

Please note that the proposed resolution to re-elect Sir Anthony Siaguru as a director, also set out in the notice of the 2004 annual general meeting, was withdrawn from consideration at the meeting, subsequent to his death on 16 April.

Yours faithfully

/s/ Mark Laurie
MARK LAURIE
COMPANY SECRETARY


LIHIR MANAGEMENT COMPANY LTD ARBN 057 005 766 THE MANAGER OF LIHIR GOLD LIMITED
                              PORT MORESBY OFFICE
 7TH FLOOR, PACIFIC PLACE, CNR. CHAMPION PARADE & MUSGRAVE STREET, PORT MORESBY
                            P.O. BOX 789 PORT MORESBY
               TELEPHONE (675) 321 7711, FACSMILIE (675) 321 4705
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Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By:  /s/ Mark Laurie
     Name   Mark Laurie
     Title: Company Secretary